January 28, 2008

Confidential

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Re:

Correspondence from you dated

December 17, 2007 regarding

ITT Corporation

Definitive 14A

Filed April 4, 2007

File No. 001-05672

Hanna T. Teshome, Esq.

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Dear Ms. Teshome:

We are providing the following responses to your comment letter dated December 17, 2007 regarding the definitive Proxy Statement filed on Schedule 14A on April 4, 2007 (the “Proxy Statement”) by ITT Corporation (the “Company”) and the Company’s response letter dated September 21, 2007 to the Staff’s prior comment letter dated August 21, 2007 on the Proxy Statement.  To assist your review, we have retyped the text of the Staff’s comments in bold print below.

1.   We note your response to our prior comment 2.  It appears that you benchmark to information comprised of 206 component companies.  Please confirm that you will identify these companies in your future filings.  Alternatively, please tell us why you do not believe that you are engaged in benchmarking in your response letter and clarify your disclosure in future filings accordingly.

Response:   As discussed in our prior response to the referenced comment and as described in the Proxy Statement, the benchmark position for each component of compensation used by the compensation committee was provided by survey data analyses prepared by the compensation consultant.  These analyses were based upon survey data in the compensation consultant’s Compensation Data Base, which included information from the approximately 206 industrial companies in the S&P Industrials Composite, and which survey data had been adjusted by the compensation consultant for differences in scope of operation and revenues.  To the extent relevant to any reader, the identity of the companies comprising the S&P Industrial Composite at any time is readily available from numerous public sources, including the website of Standard & Poor’s, www.standardandpoors.com, through which one can obtain, if one desired, a list of the component companies in the Industrials sector included in the S&P Composite 1500 index at www2.standardandpoors.com/portal/site/sp/en/us/page.topic/indices_15/2,3,2,2,20,0,10,2008,0,0,3,0,0,0,0,0.html.  The Company strongly believes, however, that it is the identity of the comparative group as a whole, rather than the identities of the individual component companies, that is relevant and meaningful to an understanding of how the compensation committee determines the amounts of each component of compensation.  In the language of Item 402(b)(2)(xiv) of Regulation S-K, it is the identified benchmark and how it is prepared that are material information to be disclosed under Compensation Discussion and Analysis; the individual component companies of a well-known equity index are not material information.  As previously discussed, in future filings, to the extent it remains relevant and material, the Company will (1) clarify how the adjusted database survey data and analyses are developed by the compensation consultant and presented to the compensation committee and (2) in its discussion of each element of compensation, reference the adjusted database survey data and analyses used to benchmark that element of compensation and the degree to which the compensation committee considered the database survey data, as adjusted or analyzed by the compensation consultant, to represent companies comparable to the Company.   If the Staff does not agree with the Company’s position on the immateriality of the identities of the companies comprising the S&P Industrials Composite, the Company respectfully suggests that in future filings, to the extent it remains relevant and material, the Company be permitted to direct readers to the identities of such component companies by referencing the Standard & Poor’s website, rather than listing over 200 company names in the proxy statement.

2.   We note your response to our prior comment 3.  Your disclosure on page 33 states that you established performance targets for each business segment and corporate headquarters, including the premier performance targets references on page 33.  As such, it appears that you targeted amounts for each of the metrics you disclose on page 33.  To the extent that you believe disclosure of these targets is not required because it would result in competitive harm, please provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulations S-K for this conclusion.  If disclosure of targets would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels.

Response:  The Company is providing the Staff on a confidential and supplemental basis in a separate letter dated today a detailed analysis as to why the performance targets applicable to named executive officers that had been established for each financial metric under the Company’s Annual Incentive Plan for corporate headquarters and their respective business segments were not required to be disclosed under either the requirements of Item 402(b) of Regulation S-K or the standard set forth in Instruction 4 to Item 402(b) of Regulation S-K.  In future filings, to the extent it is relevant and material, the Company will either (1) disclose the relevant performance targets or (2) if it believes that disclosure is not required under the applicable standard, explain in as much detail as necessary, without providing information that would result in competitive harm, how difficult it would be for the executive officer or how likely it would be for the Company to achieve the undisclosed performance target for each named executive officer.

3.

We note your response to our prior comment 8.  In future filings, please quantify and state the amount you calculated for total shareholder return.  To the extent that you believe that this is not material, please advise us on a supplemental basis.

Response:   In future filings, to the extent it remains relevant and material, the Company will quantity and state the amount it has calculated for total shareholder return during the relevant performance period for both the Company and the companies that comprise the S&P 500 Industrials Index (or other specified comparative group) in connection with the determination of payments of target total shareholder return awards under the Company’s long-term incentive program.

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If you should have any questions regarding this letter, please contact me at (914) 641-2067 (facsimile: (914) 696-2970).

Very truly yours, Kathleen S. Stolar Vice President, Secretary and Associate General Counsel
cc: Steven R. Loranger